UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   1)*

CGI Holding Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

125318105

(CUSIP Number)

Michael J. Choate, Esq.

Shefsky & Froelich Ltd.

111 East Wacker Drive

Suite 2800

Chicago, Illinois 60601

(312) 527-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125318105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerard M. Jacobs

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,371,344

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,371,344

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.64%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock, par value $0.001 per share (“Common Stock”)
CGI Holding Corporation (the “Issuer”) 5 Revere Drive, Suite 510 Northbrook, Illinois 60062

Item 2.	Identity and Background
(a) Gerard M. Jacobs
(b) Residence or Business Address: 5 Revere Drive, Suite 510, Northbrook, Illinois 60062

(c)                                  The Filing Person is the Chief Executive Officer, Secretary and Treasurer of CGI Holding Corporation, having its principal place of business at 5 Revere Drive, Suite 510, Northbrook, Illinois 60062

(d) During the past five years, the Filing Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)                                  During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

(f) United States of America

Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable.

Item 4.	Purpose of Transaction

This Schedule 13D/A relates to the termination of a proxy granted to the Filing Person by S. Patrick Martin.  Mr. Martin granted the Filing Person a proxy to vote all of Mr. Martin’s shares in favor of the Filing Person’s slate of nominees for the Issuer’s board of directors, so long as the Filing Person is serving as the Issuer’s chief executive officer and so long as Mr. Martin is included in the slate of nominees. On November 30, 2005, Mr. Martin ceased being a member of the Issuer’s board of directors and will not be included in the Issuer’s slate of nominees. This Schedule 13D/A continues to reflect the granting to the Filing Person of a voting proxy with respect to shares of Common Stock owned by John Giura.  The Filing Person reserves the right to acquire additional shares of the Issuer’s capital stock, to dispose of shares of the Issuer’s capital stock or to formulate other purposes, plans or proposals deemed advisable regarding the

Issuer. There are no plans or proposals relating to the granting of these proxies with regard to any events specified in (a) through (j) of this Item 4.
Item 5.	Interest in Securities of the Issuer

(a)                                  The Filing Person beneficially owns 2,371,344 shares of Common Stock (the "Shares") solely due to the granting of proxies to the Filing Person as described herein.  The Shares represent approximately 6.64% of the outstanding shares of Common Stock.

(b)                                 The Filing Person does not have sole or shared dispositive power with respect to any of the Shares.  The Filing Person has sole voting power with respect to 2,371,344 Shares pursuant to a proxy granted by John Giura.

Mr. Giura granted the Filing Person a proxy to vote all of Mr. Giura’s shares on any matters that may be voted upon by the holders of the Common Stock. Mr. Giura owns 2,371,344 shares of Common Stock.
(c) Not applicable.
(d) Mr. Giura has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, 2,371,344 Shares beneficially owned by the Filing Person.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 25, 2002, pursuant to a Settlement Agreement by and among the Issuer, the Filing Person, World Mall, Inc. and Messrs. Martin and Giura, the Filing Person was granted the following proxies: (i) a proxy from Mr. Martin granting the Filing Person the right to vote all of Mr. Martin’s shares of capital stock of the Issuer in favor of the Filing Person’s slate of nominees for the Issuer’s board of directors, so long as the Filing Person is serving as the Issuer’s chief executive officer and so long as Mr. Martin is included in such slate of nominees; and (ii) a proxy from Mr. Giura granting the Filing Person the right to vote all of Mr. Giura’s shares of capital stock of the Issuer in favor of the Filing Person’s slate of nominees for the Issuer’s board of directors, so long as the Filing Person is serving as the Issuer’s chief executive officer and so long as Mr. Giura is included in such slate of nominees.  As noted above, the proxy granted by Mr. Martin was terminated.

On August 31, 2004, the Issuer, GMP, LLC, a limited liability company of which Mr. Giura is a member, Safe Environment Corporation of Indiana, Mr. Giura and the Filing Person entered into another Settlement Agreement.  Effective as of the date of this Settlement Agreement, Mr. Giura’s proxy in favor of the Filing Person was restated to provide that the Filing Person shall have the authority to vote all of Mr. Giura’s shares on any matters that may be voted upon by the holders of the Issuer’s common stock in such manner as may be determined by the Filing Person in his sole discretion.

Item 7.	Material to Be Filed as Exhibits
Settlement Agreement, dated as of February 25, 2002, by and among the Issuer, World Mall, Inc., S. Patrick Martin, John Giura and the Filing Person. (1)
Settlement Agreement, dated as of August 31, 2004, by and among the Issuer, GMP, LLC, Safe Environment Corporation of Indiana, Mr. Giura and the Filing Person. (2)
Proxy effective as of August 31, 2004, granted by John Giura in favor of the Filing Person. (3)

(1)                                  Incorporated by reference from the Issuer’s Annual Report on Form 10-KSB for the year ended December 31, 2003.

(2)                                  Incorporated by reference from the Issuer’s Current Report on Form 8-K dated August 31, 2004 and filed on September 7, 2004.

(3)                                  Incorporated by reference from the Filing Person’s Schedule 13D filed on February 11, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2005
Date
/s/ Gerard M. Jacobs
Signature
Gerard M. Jacobs
Name/Title